Mr. Kibum Park	VIA Edgar and Electronic Mail

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

September 13, 2023

Re:          Concreit Series LLC

Offering Statement on Form 1-A

Filed August 22, 2023

File No. 024-12321

Dear Mr. Park:

In response to your letter dated September 7, 2023 regarding Offering Statement on Form 1-A of CONCREIT SERIES LLC, (the “Company”) file number 024-12321, we hereby submit the following response. Each line item below corresponds to the comment number in your letter followed by our response:

Offering Statement on Form 1-A filed August 22, 2023
General

1.	We note the disclosure on the prospectus cover page and elsewhere that the "offer and sale of Membership Interests for each Series shall be made pursuant to a supplement to this Offering Circular, which shall provide information relating to the Series Property such as the description and specifications of the Series Property, the acquisition price, and other relevant terms of the purchase of the Series Property (the “Series Supplement”)." Please revise the offering circular to register each separate Series being offered and provide disclosure about each Property relating to a Series being offered, including financial information. As the offering must be commenced within two calendar days after the qualification date pursuant to Rule 251(d)(3)(i)(F) of Regulation A, this disclosure must be included in the offering circular prior to qualification. We also note your disclosure that "the acceptance of investor subscriptions may be briefly paused at times in order to allow Concreit to effectively and accurately process and settle subscriptions that have been received." Please provide us your analysis as to whether your offering should be considered to be a delayed offering and not a continuous offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A.

Response: We have revised the offering circular to reflect this timing requirement.

As it pertains to the disclosure that “the acceptance of investor subscriptions may be briefly paused at times in order to allow Concreit to effectively and accurately process and settle subscriptions that have been received.” This disclosure is intended to reflect brief pauses in processing investor subscriptions that will occur over less than one (1) calendar week to allow for settlement and processing of wires to occur. It is not intended to reflect any pause in the offering, and thus the Company would not be conducting a delayed offering and conforming with the expectations of a continuous offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A.

2.	Please delete the Prior Performance Summary section, as it appears that Concreit Series 1 LLC did not offer programs with similar investment objectives.

Response: We have revised the offering circular to reflect this timing requirement.

3.	Please include the signatures for your principal financial officer, principal accounting officer, and a majority of the members of your board of directors. Refer to Instruction 1 to Signatures on Form 1-A.

Response: We have revised the offering circular to reflect this timing requirement.

Exhibits

4.	The auditor consent filed as exhibit 11 refers to the auditor's report "dated August 14, 2023," although the auditor's report that is included in your offering circular on page F-1 is dated July 21, 2023. Please revise or advise.

We have revised the auditor consent to reflect this requirement.

Very truly yours, GERACI LAW FIRM /s/ Saher Hamideh Saher Hamideh s.hamideh@geracillp.com (949) 379-2600